Exhibit 99.4

TOTAL becomes a European Company

Paris, July 17, 2020 – TOTAL S.A. announces that it has become TOTAL SE following its registration with the Trade and Companies Register of Nanterre as a European Company, which occurred on July 16, 2020. This registration was approved at the Shareholders’ Meeting, held on of May 29, 2020, and follows negotiations with employees’ representatives in 25 countries of the European Economic Area. On April 15, 2020, the members of the Special Negotiating Body approved and signed an agreement relating to the procedures for the involvement of employees in the European Company.

The Company will now be listed as TOTAL SE on stock markets trading its shares and American Depositary Shares. Its ISIN codes and mnemonics remain unchanged.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.